Utah Medical Products, Inc.



RECD S.E.C.
MAR 3 0 2007
1086

PROCESSED
APR 0 5 2007
THOMSON
FINANCIAL

annual report

Utah Medical Products, Inc.

with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of well-established disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.



30
20
10
0
02
03
04
05
06

NET SALES
(millions of dollars)



20
15
10
5
0
02
03
04
05
06

GROSS PROFITS
(millions of dollars)



33.4
16
8
4
2
0
02
03
04
05
06

OPERATING PROFITS
(millions of dollars)


SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2007
WASH., D.C.
185
SECTION

Five-Year Summary of Operations

(In thousands, except per share data)


16
4
2
1
0
02
03
04
05
06
NET PROFITS
(millions of dollars)

	2006	2005	2004	2003	2002
Net sales	$ 28,753	$ 27,692	$ 26,485	$ 27,137	$ 27,361
Net income	8,168	7,547	10,220	20,761	7,165
Total assets	44,187	41,642	41,262	49,694	23,387
Long-term debt	4,824	5,336	—	—	4,956
Stockholders' equity	36,115	32,857	36,157	36,532	15,722
Earnings per common share (diluted)	$ 2.02	$ 1.80	$ 2.19	$ 4.25	$ 1.36
Cash dividends per share	$ .78	$ .63	$ .45	NONE	NONE
Weighted average common shares (diluted)	4,043	4,192	4,675	4,885	5,263

Quarterly Income Statement Summaries

(In thousands, except per share data)


4.00
2.00
1.00
0
02
03
04
05
06
EARNINGS PER SHARE
(dollars)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Net sales	$ 7,104	$ 7,293	$ 7,001	$ 7,355
Gross profits	4,007	4,077	3,971	4,092
Net income	2,036	2,059	2,003	2,070
Earnings per share	$ .50	$ .51	$ .50	$ .51
2005				
Net sales	$ 6,652	$ 7,028	$ 7,001	$ 7,011
Gross profits	3,734	4,022	4,014	3,983
Net income	1,969	1,887	1,789	1,903
Earnings per share	$ .46	$ .45	$ .44	$ .46
2004				
Net sales	$ 6,616	$ 6,827	$ 6,670	$ 6,372
Gross profits	3,850	3,934	3,779	3,503
Net income	5,175	1,841	1,807	1,397
Earnings per share	$ 1.07	$ .38	$ .39	$ .32

In 2006, Utah Medical Products, Inc. (UTMD) accomplished its plan as outlined in last year's Management's Discussion and Analysis (MD&A) section of this annual report. As a result, the Company was able to return capital to its shareholders in the form of cash dividends in the amount of $.74 per share, representing a 21% increase over the 2005 dividend.

As an additional benefit to shareholders, the Company repurchased almost 69,000 of its shares in the open market at an average cost of $31.00 per share, and, more significantly, reduced outstanding options about 58% from 548,600 option shares outstanding at the end of 2005 to 227,900 outstanding at the end of 2006. Because of these antidilution moves, diluted shares used to calculate earnings per share (eps) declined almost 4% while the market value of UTMD's stock appreciated modestly.

In regard to financial performance, 2006 sales increased 4%, gross profits increased 3%, operating profits increased 17% and after-tax net income increased 8% compared to 2005. For more financial details, please refer to the MD&A section of this report and UTMD's 2006 SEC Form 10-K available at http://www.utahmed.com.

The 2006 performance continues the sales and gross profit increase trends from 2005, and additionally benefits on a comparative basis by the absence of legal costs associated with the Food and Drug Administration's (FDA's) unwarranted lawsuit filed in August 2004 that concluded in October 2005. Thankfully, most of UTMD's knowledgeable clinical users who understand the clinical value, predictable performance and consistent quality of UTMD's finished medical devices, allowed UTMD to continue to stay in business while it successfully defended its exemplary quality system.

The other major differences in UTMD's 2006 financial performance compared to the prior year were an unusually high investment return on its cash balances, and a return to a more typical income tax rate of 34.2% of earnings before taxes (EBT) compared with 26.1% of EBT in 2005. The lower 2005 tax provision resulted from a temporary tax deduction only in 2005 allowed by the American Jobs Creation Act of 2004, by repatriating accumulated foreign earnings of UTMD's Ireland subsidiary.

The Company's 2006 performance was achieved without the benefit of any substantial new products internally developed or acquired from others, although augmentations of UTMD's currently marketed medical devices continued in response to clinical users' requests. Overall U.S. sales were steady in a very competitive environment, but increased foreign acceptance of a number of UTMD's proprietary products introduced in the U.S. in earlier years drove 2006 growth.

UTMD's financial position remains strong, which well positions the Company to selectively take advantage of acquisition opportunities that are reasonably priced and may be helpful to UTMD's market position and overall business strategy.

For more than a decade, UTMD's stated mission has been comprised of a balanced pursuit of the following three elements: 1) the development, manufacture and marketing of medical devices that improve the quality of cost-effective care, using a value-added product/market strategy; 2) a long-term terrific increase in shareholder value, as primarily measured by achieving a 20% cumulatively compounded annual increase in earnings per share and an average annual return on shareholder equity greater than 25%; and 3) a dedication to a principled way of conducting business, providing a significant contribution to the quality of life of patients, customers, employees and community. Based on measurable results over a twenty-year time horizon, UTMD has been successful in achieving all three elements of its mission. We are proud of our leadership in these areas, and remain dedicated to upholding the high ethical standards we have maintained for many years.

In that regard, I remain very disappointed in the inability of our government to simply do the right thing after the conclusion of the trial in which the FDA maliciously sought to shut down UTMD and destroy its inventory because it allegedly was in violation of the Quality System Regulation (QSR). I say "maliciously" because the documented truth is that certain FDA officials first decided that they were going to take serious enforcement action against UTMD, misrepresented the facts to others, and then tried to work together to fabricate a basis for serious action over a series of bogus inspections, while ignoring UTMD's responses and refusing dialogue.

After the Federal Court exhaustively examined the technical facts relating to the Agency's claims, and after all of the evidence was in, it ruled against each and every FDA claim. In his October 21, 2005 written opinion, U.S. Senior District Judge Bruce S. Jenkins stated, "It makes no sense for the court to order Utah Medical to do something they are already doing." The Court held that UTMD is in full compliance with the QSR.

The remedy that the government sought is supposed to be reserved for significant risks to the public health. The clear truth is that the only reason for FDA seeking to shut down UTMD was retribution for UTMD in good faith exercising its Constitutional right to disagree. Shareholders may recall that the FDA has never claimed that UTMD's products are defective, ineffective or unsafe, and amazingly, despite their public claims that the enforcement system is primarily risk-based, never conducted any risk assessment of the use of our devices.

If FDA management had a functioning quality system, it could benefit from UTMD's record of this experience, which provides a clear road map for needed reforms. Instead, FDA management continues to ignore the evidence of, and reasons for, quite a number of its employees grossly violating the FDA's own policies and procedures. This would be justification for shutting the institution down, if the same quality standard that is applied to the medical device industry were applied to its regulatory body. Leadership with integrity would be asking, "Why did (and how could) this happen?"

I believe that the lack of evidence of defective finished devices, the prior clean comprehensive FDA inspection under the QSR, and the continued safe and effective use of over six million UTMD medical devices during the FDA's five-year persecution of UTMD, should have provided a clue to higher level officials and lawyers in FDA and the Department of Justice that UTMD's disagreement with a 2001 Warning Letter might be valid, except they were caught in a group-think syndrome designed to fabricate a basis for alleging QSR violations. Now, after a five-year ordeal including a trial and court decision, which cost the public as well as UTMD millions of dollars, we have concerted denial. Is that responsible, effective management?

There remains no response from the FDA's parent Department of Health & Human Services to UTMD's request for reconsideration of its claims of abuse of process in relation to the negligence and wrongful acts of FDA employees filed in July 2006. There also remains no positive response to UTMD's requests for independent government investigation. However, I do believe that UTMD succeeded in helping the industry and the American public by reminding government officials that they are not above the law. UTMD will continue to diligently follow all applicable rules and regulations as part of implementing its code of ethics, and require others with whom we interact, including the government, to also behave ethically. We ask our colleagues in the industry to do the same.

The two primary threats to our business, as well as to that of any other small innovative medical device firm in the U.S. upon which, in significant part, continued improvements in healthcare and economic well-being depend, remain 1) the anti-competitive administrative relationships that hospital group purchasing organizations establish with larger conglomerates in our industry which can block access to the market for new and innovative products, and 2) an FDA which has lost sight of its mission in seeking to impose through intimidation overly burdensome bureaucratic requirements that are not required by law or regulation.

For the benefit of the clinicians and patients who need our special products, we will continue to consistently manufacture devices that convey predictable clinical results. By every measure of quality, UTMD's performance has excelled and will continue to excel. I am grateful for everyone who has contributed to the Company's success, and for our experienced employees who remain committed to executing our mission.

Unfortunately, one of our independent directors had to resign for personal reasons in mid-2006. We thank Dr. Stephen Bennett for his contributions over a twelve-year time span, and wish him the best. The board of directors is pleased that Dr. James Beeson recently agreed to fill Dr. Bennett's seat on the board. We anticipate that Dr. Beeson's thirty years as a practicing Ob/Gyn physician, along with his excellent education and teaching experience, will provide important ingredients for UTMD's continued success in meeting its strategic objectives. Nothing has changed with respect to our fundamental objectives, including our commitment to provide the best possible devices for specific clinical procedures, high ethics in our business practices and excellent shareholder returns.

Thank you for being a UTMD shareholder! We welcome your ideas for UTMD's continued success.



Kevin L. Cornwell
Chairman & CEO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Utah Medical Products, Inc.

We have audited the accompanying consolidated balance sheets of Utah Medical Products, Inc. as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Utah Medical Products, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Utah Medical Products, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.



Jones Simkins, P.C.
Logan, Utah
March 8, 2007

CONSOLIDATED BALANCE SHEET

(In thousands)

December 31,	2006	2005
Assets		
Current assets:		
Cash	$ 610	$ 703
Investments, available-for-sale (note 3)	20,439	16,750
Accounts and other receivables, net (note 2)	3,746	4,418
Inventories (note 2)	3,037	3,305
Prepaid expenses and other current assets	274	280
Deferred income taxes (note 8)	305	402
Total current assets	28,411	25,858
Property and equipment, net (note 4)	8,331	8,160
Goodwill	7,191	7,191
Other intangible assets, net (note 2)	254	433
Total assets	$ 44,187	$ 41,642
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 599	$ 757
Accrued expenses (note 2)	2,341	2,418
Current portion of note payable (note 5)	441	453
Total current liabilities	3,381	3,628
Note payable (note 6)	4,383	4,883
Deferred income taxes (note 8)	308	274
Total liabilities	8,072	8,785
Commitments and contingencies (notes 7 and 11)	—	—
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 50,000 shares authorized, issued 3,944 shares in 2006 and 3,856 shares in 2005	39	39
Accumulated other comprehensive income	(720)	(495)
Retained earnings	36,796	33,314
Total stockholders' equity	36,115	32,857
Total liabilities and stockholders' equity	$ 44,187	$ 41,642

See accompanying notes to financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollar amounts are in thousands except per share amounts and where noted.)

The following comments should be read in conjunction with the accompanying financial statements.

Productivity of Assets and Working Capital

a) Assets – Year-end 2006 total assets were $44,187, compared to $41,642 in 2005. The increase was due essentially to an increase in cash and investment balances allowed by a substantial decrease in inventories and receivables coupled with continued excellent operating profitability. The 2006 productivity of total assets (= average total asset turns; total sales divided by average total assets for the year) was consistent with 2005, with both years' productivity diluted by the large cash and investment balances. Year-end 2006 and 2005 cash and investment balances were $21,049 and $17,453, respectively, representing 48% and 42% of total assets. Year-end cash and investment balances increased $3,596 after UTMD paid $2,902 in shareholder dividends, $2,094 in share repurchases, $2,700 to meet optionee tax withholding requirements on options exercised in return for option shares, and $1,057 in principal repayments for the Ireland loan. Excluding average cash and investment balances, average total asset turns in 2006 and 2005 were 1.22 and 1.14, respectively. In 2007, total assets excluding cash and investment balances will continue to be substantially less than annual sales, which benefits return on average shareholders equity (ROE). Improvement in total asset turns (including cash and investments) will depend on the timing of deployment of excess cash and investment balances.

Property, plant and equipment (PP&E) assets are comprised of Utah, Oregon and Ireland manufacturing molds, production tooling and equipment, test equipment, computer/communications equipment and software, and the Utah and Ireland facilities. UTMD leases the Oregon facility as a result of the 1997 CMI acquisition, and a portion of its Midvale, Utah parking lot. In 2006, net PP&E (depreciated book value) increased $171 despite the fact that actual depreciation of assets exceeded new capital expenditures by $251. The increase in net PP&E was due to currency exchange translation of book value of Ireland assets which appreciated in U.S. dollar (USD) value terms because of a weaker USD compared to the Euro. Even with the weaker USD, consolidated PP&E balances increased at a slower rate than the increase in sales, resulting in significantly higher PP&E turns. The current book value of consolidated PP&E is 34% of acquisition cost, which means that the continued productivity of the Company's fixed assets will remain a source of future profitability, given that PP&E is in good working order and capable of supporting increased sales activity. In 2007, depreciation of fixed assets should again equal or exceed new PP&E purchases required to sustain current operations.

Average inventory turns in 2006 increased to 4.0 from 3.9 in 2005, meeting management's continuing objective for inventory turns for the first time since losing the Baxter OEM supply business ten years ago. The improved turns were the result of a combination of 4% higher sales and 8% lower inventories compared to the end of 2005. Net (after allowance for doubt-



TOTAL ASSETS ($ million)
AVERAGE TURNS (number of times)
NET PP&E ($ million)
AVERAGE TURNS (number of times)
AVERAGE INVENTORY ($ million)
AVERAGE TURNS (number of times)
YEAR-END A/R ($ million)
A/R AGING DAYS (4th quarter base)
YEAR-END WORKING CAPITAL ($ million)
TOTAL CURRENT RATIO
TOTAL LIABILITIES ($ million)
TOTAL DEBT RATIO (% of assets)
02 03 04 05 06

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Years ended December 31,	2006	2005	2004
Sales, net (notes 10 and 11)	$ 28,753	$ 27,692	$ 26,485
Cost of goods sold (notes 10 and 11)	12,606	11,939	11,419
Gross margin	16,147	15,753	15,066
Operating income (expense):			
Sales and marketing expense	(2,272)	(2,214)	(2,253)
Research and development expense	(316)	(320)	(292)
General and administrative expense	(2,725)	(3,981)	(3,262)
Other operating income (note 12)	—	—	6,060
Operating income	10,835	9,237	15,320
Other income (expense):			
Dividend and interest income	862	398	238
Royalty income	450	450	450
Interest expense	(255)	(10)	—
Other, net	525	139	110
Income before provision for income taxes	12,418	10,214	16,117
Provision for income taxes (note 8)	4,250	2,667	5,897
Net income	$ 8,168	$ 7,547	$ 10,220
Earnings per common share (basic) (notes 1 and 2):	$ 2.07	$ 1.91	$ 2.32
Earnings per common share (diluted) (notes 1 and 2):	$ 2.02	$ 1.80	$ 2.19
Other comprehensive income:			
Foreign currency translation net of taxes of $(36), $(153) and $107	$ (75)	$ (502)	$ 222
Unrealized gain (loss) on investments net of taxes of $(69), $(42) and $100	(109)	(65)	157
Total comprehensive income	$ 7,984	$ 6,980	$ 10,599

See accompanying notes to financial statements.

ful accounts) year-end trade accounts receivable (A/R) balances increased $37 or about 1% at the same time that 2006 sales activity increased 4%, improving average days in A/R on December 31, 2006 to 43 days, based on 4Q 2006 shipments, compared to 45 days at the end of 2005. This performance remained well within management's continuing objective of 55 days. A/R over 90 days from invoice date at year-end 2006 were 6% of A/R, up from 5% at the end of the prior year. The Company believes the older A/R will be collected or are within its reserve balances for uncollectible accounts.

Working capital at year-end 2006 was $25,030 compared to $22,230 at year-end 2005. Both of these amounts exceed working capital needs for growth in normal operations. UTMD's current ratio increased to 8.4 from 7.1, mainly due to increases in cash and investments. Since the large majority of the working capital balance is excess cash (and cash investments), the current ratio going forward in 2007 will depend primarily upon the timing and extent of use of existing cash and investment balances. The other current asset and current liability components of working capital are expected to remain within management objectives, consistent with 2006 and earlier years.

Net (after accumulated amortization) intangible assets, which are comprised of goodwill resulting from acquisitions and the costs of obtaining patents and other intellectual property including technology rights, were $7,445 at the end of 2006 compared to $7,624 at the end of 2005. The goodwill balance of $7,191, reduced 24% from time of acquisition, is the result of three acquisitions in 1997, 1998 and 2004 which were made in cash at conservative valuations. The reduction was goodwill amortization as a result of UTMD using previous GAAP through 2001 for the purchase method of acquisition accounting. Under current GAAP, goodwill is not expensed unless and until the market value of the acquired entity becomes impaired. The three acquisitions continue to be viable parts of UTMD's overall business, representing 33% of total sales in 2006. UTMD does not expect the goodwill value of the acquisitions to become impaired in 2007. Other intangible assets decreased $179 in 2006. Of that decline, $130 resulted from sale of intellectual property rights, which had no impact on the income statement. The remaining $49 decrease was the result of amortization expense. Net intangible assets at the end of 2006 represented 17% of total assets compared to 18% at the end of 2005.

b) Liabilities – UTMD's current liabilities decreased $235, and total liabilities decreased $713, from the end of 2005 to the end of 2006. The resulting 2006-ending total debt ratio was 18% of total assets, down from a total debt ratio of 21% at the end of 2005. Current liabilities declined because of a normal fluctuation in timing of payments of accounts payable and accrued liabilities. The long-term Ireland note payable, which is denominated in Euros, declined just $512 in book value despite actual principal payments of $1,057 because of the decline in the value of the USD. In Euros, the note declined from €4,500 at the beginning of 2006 to €3,672 at the end of 2006. As a reminder to shareholders, the note was initiated in December 2005 to finance repatriation of profits achieved in Ireland since 1996 under The American Jobs Creation Act of 2004. UTMD Ltd. plans to repay this note from profits generated in Ireland over about the next four years. In addition to liabilities, UTMD has operating lease and purchase obligations described in note 7.

Results of Operations

a) Revenues – Global consolidated sales increased 4% in 2006 compared to the prior year. Foreign (international) sales increased 16%. Increases and decreases in U.S. (domestic) sales categories essentially offset each other.

Domestic sales were $21,363 in 2006 compared to $21,301 in 2005 and $20,456 in 2004. UTMD divides its domestic sales into two distribution channels: "direct sales" which are sales to end user customers by UTMD's direct sales force, independent commissioned sales reps, specialty distributors and national hospital distribution companies, and "OEM sales" which are component sales to other companies where products are packaged and resold as part of another company's finished product offerings. As a percentage of total domestic sales, direct sales in 2006 were 94% of domestic sales compared to 94% in 2005 and 93% in 2004. Therefore domestic OEM sales were 6% of domestic sales in both 2006 and 2005, and 7% of domestic sales in 2004. 2006 domestic OEM sales were up 6% at $1,342 in 2006, compared to $1,268 in 2005 and $1,491 in 2004. Domestic direct sales in 2006 were essentially the same as in 2005, and represented 70% of global consolidated sales in 2006 compared to 72% in both 2005 and 2004.

International sales were $7,390 in 2006 compared to $6,392 in 2005 and $6,028 in 2004, and were 26% of global consolidated sales in 2006 compared to 23% in both 2005 and 2004. Of the 2006 international sales, 53% were distributed to customers in Europe, compared to 55% in 2005 and 60% in 2004. Ireland operations (UTMD Ltd.) shipped 52% of international sales (in USD terms) in 2006, compared to 57% in 2005 and 59% in 2004. UTMD Ltd. 2006 shipments, including intercompany sales of subassemblies to Midvale, were up 12% in Euro terms and up 13% in USD terms compared to 2005.

UTMD groups its sales into four general product-line categories: 1) obstetrics, comprised of labor and delivery management tools for monitoring fetal and maternal well-being, for reducing risk in performing difficult delivery procedures and for improving clinician and patient safety; 2) gynecology/electrosurgery/urology, comprised of tools for gynecological procedures associated primarily with cervical/uterine disease including LETZ, endometrial sampling, diagnostic laparoscopy, and other MIS procedures; specialty excision and incision tools; conservative urinary incontinence therapy devices; and urology tools; 3) neonatal care, comprised of devices that provide developmentally-friendly care to the most critically ill babies including providing vascular access, administering vital fluids, maintaining a neutral thermal environment, providing protection and assisting in specialized applications; and 4) blood pressure monitoring/accessories/other, comprised of specialized components as well as molded parts sold on an OEM basis to other companies. In these four categories, UTMD's primary revenue contributors often enjoy a dominant market share and may have differentiated product features protected by patents.

Global revenues by product category	2006		2005		2004	
Obstetrics	$ 9,371	33%	$ 9,774	36%	$ 10,918	41%
Gynecology/ Electrosurgery/ Urology	6,106	21%	5,397	19%	5,142	19%
Neonatal	7,073	25%	6,475	23%	4,134	16%
Blood Pressure Monitoring and Accessories*	6,203	21%	6,046	22%	6,292	24%
Total	$ 28,753	100%	$ 27,692	100%	$ 26,485	100%

**includes molded components sold to OEM customers.*

International revenues by product category	2006		2005		2004	
Obstetrics	$ 764	10%	$ 593	9%	$ 774	13%
Gynecology/ Electrosurgery/ Urology	1,820	25%	1,199	19%	966	16%
Neonatal	525	7%	400	6%	278	5%
Blood Pressure Monitoring and Accessories*	4,281	58%	4,200	66%	4,010	66%
Total	$ 7,390	100%	$ 6,392	100%	$ 6,028	100%

**includes molded components sold to OEM customers.*

As a brief explanation of revenues in the above tables:

1. Of the $403 decline in total obstetrics sales in 2006, $108 was from lower sales of vacuum-assisted delivery systems (VADS), a 9% decline, and $320 from lower IUPC sales, a 4% decline. The lower VADS and IUPC sales resulted primarily from a trend in obstetrics practice that favors abdominal operative deliveries over vaginal operative deliveries because of medical malpractice litigation risk, and increased competition including effects of GPO product bundling agreements. Cheaper priced, less clinically-effective products represent significant competition where hospital administrators are constrained by GPO contracts or may not take the total cost of care into consideration, including increased risk of complications and utilization rates.

2. Gynecology/electrosurgery/urology product sales increased $711 or 13%, with 80% of the increase coming from higher electrosurgical generator and electrode sales.

3. Consolidated global neonatal product sales increased $598 or 9% in 2006. The international portion of neonatal product sales grew 31%, and represented 21% of the increase.

4. Domestic blood pressure monitoring and accessories (BPM) sales increased 4%, while international BPM sales increased 2%.

Looking forward to 2007, UTMD's improvement in sales depends on its continued ability to maintain medical staff involvement in purchasing decisions for UTMD's "physician-preference" products used in U.S. hospitals where administrators are increasingly making the product decisions through the use of anticompetitive GPOs contracts, continued expansion in clinical acceptance of its newer specialty products, release of new products after FDA concurrence with premarketing submissions and continued development of UTMD's international distribution channels. Excluding the possibility of addition of a product line with established sales, management projects a 3% overall revenue increase in 2007.

PRODUCT LINE SALES BY SALES CHANNEL


OEM SALES
DIRECT SALES
2006 SALES
6%
94%
29%
71%
UNITED STATES
INTERNATIONAL


30
20
10
0
04
05
06

GLOBAL SALES BY PRODUCT LINE (millions of dollars)

BPM
NEONATAL
GYNECOLOGY
OBSTETRICS


21%
25%
21%
33%

2006 REVENUE BY PRODUCT LINE (percent of sales)


6
4
2
0
04
05
06

INTERNATIONAL SALES BY PRODUCT LINE (millions of dollars)

BPM
NEONATAL
GYNECOLOGY
OBSTETRICS


58%
7%
25%
10%

2006 INTERNATIONAL REVENUE BY PRODUCT LINE (percent of sales)

b) Gross Profit – UTMD's 2006 gross profit, the surplus after subtracting costs of manufacturing, inspecting, packaging, sterilizing and shipping products (CGS) from net revenues, was $16,147 compared to $15,753 in 2005 and $15,066 in 2004. Gross profit margins (GPMs), gross profits expressed as a percentage of net sales, were 56.2% in 2006 compared to 56.9% in both 2005 and 2004. The lower GPM in 2006 reflects inflation in wages and raw material cost, particularly in Ireland where at the same time costs increased, unit sales prices declined in USD terms because of a weaker dollar. In addition, from a sales channel mix perspective, the 2006 increase in sales came predominantly from international sales at relatively lower than average unit selling prices. UTMD continues to retain facilities and other manufacturing capabilities in excess of its needs. As a result, it projects that the dilution of fixed overhead costs that will occur with increased sales in 2007 will help mitigate a continuing expected increase in incremental direct material and labor costs together with some competitive pressure on prices. Also, the Company will move much of the intercompany work performed in Ireland during the last few years back to the U.S. and offset the loss of that work in Ireland with expected continued increases in international trade sales, yielding an overall GPM in 2007 comparable to 2006.

OEM sales are sales of UTMD components and subassemblies that are marketed by other companies as part of their product offerings. UTMD utilizes OEM sales as a means to help maximize utilization of its capabilities established to satisfy its direct sales business. As a general rule, prices for OEM sales expressed as a multiple of direct variable manufacturing expenses are lower than for direct sales because, in the OEM and international channels, UTMD's business partners incur significant expenses of sales and marketing. Because of UTMD's small size and period-to-period fluctuations in OEM business activity, allocations of fixed manufacturing overhead expenses cannot be meaningfully allocated between direct and OEM sales. Therefore, UTMD does not report GPM by sales channels.

c) Operating Profit – Operating profit, or income from operations, is the surplus after operating expenses are subtracted from gross profits. Operating expenses include sales and marketing (S&M) expenses, product development (R&D) expenses and general and administrative (G&A) expenses. Combined operating expenses were $5,312 in 2006, compared to $6,516 in 2005 and $5,807 in 2004. In 2004, operating profit includes other operating income, net of associated expenses, resulting from UTMD's patent infringement victory over Tyco. Litigation expenses are included as part of G&A expenses. The decline in total operating expenses in 2006 was due primarily to the favorable conclusion of the FDA litigation in late 2005, as noted in the table below:

	2006	2005	2004
R&D expenses	$ 316	$ 320	$ 292
S&M expenses	2,272	2,214	2,253
G&A—FDA litigation expenses	—	1,527	850
G&A—stock option expense	140	—	—
G&A—all other expenses	2,585	2,454	2,412
G&A expenses—total	2,725	3,981	3,262
Total operating expenses	$ 5,312	$ 6,516	$ 5,807

Operating profits in 2006 were $10,835. UTMD's operating profit margin (operating profits divided by total sales) was 37.7% in 2006, compared to 33.4% in 2005 and 57.8% in 2004. The 2005 and 2004 margins do not correlate to sales since there were substantial expenses and/or other income in those two years that were unrelated to sales. Excluding the other operating income related to patent infringement damages and FDA litigation expenses, operating profits would have been $10,764 and $10,109, and operating profit margins would have been 38.9% and 38.2%, in 2005 and 2004, respectively, which management believes is a better measure of operating profits relative to sales activity in the prior two years. Looking forward to 2007, UTMD expects to control operating expenses, excluding consideration for litigation expenses which are less predictable, at a level below 19% of sales, yielding a 2007 operating profit margin consistent with 2006.

i) S&M expenses — S&M expenses are the costs of communicating UTMD's differences and product advantages, providing

OPERATING EXPENSE DETAIL


R&D
G&A—all other
G&A—stock option
G&A—FDA litigation
S&M
6
5
4
3
2
1
0
04
05
06
(millions of dollars)
24
20
16
12
8
4
0
04
05
06
(percent of sales)

Consolidated Statement of Stockholders' Equity

(In thousands)

Years ended December 31, 2006, 2005 and 2004

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2003	4,544	$ 45	$ —	$ (260)	$ 36,747	$ 36,532
Shares issued upon exercise of employee stock options for cash	123	1	1,234	—	—	1,235
Shares received and retired upon exercise of stock options	(5)	(0)	(124)	—	—	(124)
Tax benefit attributable to appreciation of stock options	—	—	446	—	—	446
Common stock purchased and retired	(557)	(5)	(1,556)	—	(9,130)	(10,691)
Foreign currency translation adjustment	—	—	—	329	—	329
Unrealized holding gain from investments, available-for-sale, net of taxes	—	—	—	157	—	157
Common stock dividends	—	—	—	—	(1,947)	(1,947)
Net income	—	—	—	—	10,220	10,220
Balance at December 31, 2004	4,105	$ 41	$ —	$ 226	$ 35,890	$ 36,157
Shares issued upon exercise of employee stock options for cash	207	2	2,420	—	—	2,422
Shares received and retired upon exercise of stock options	(84)	(1)	(2,395)	—	—	(2,396)
Tax benefit attributable to appreciation of stock options	—	—	936	—	—	936
Common stock purchased and retired	(373)	(4)	(960)	—	(7,640)	(8,604)
Foreign currency translation adjustment	—	—	—	(654)	—	(654)
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(67)	—	(67)
Common stock dividends	—	—	—	—	(2,484)	(2,484)
Net income	—	—	—	—	7,547	7,547
Balance at December 31, 2005	3,856	$ 39	$ —	$ (495)	$ 33,314	$ 32,857
Shares issued upon exercise of employee stock options for cash	325	3	3,406	—	—	3,409
Shares received and retired upon exercise of stock options	(169)	(2)	(5,481)	—	—	(5,483)
Tax benefit attributable to appreciation of stock options	—	—	2,450	—	—	2,450
Stock option compensation expense	—	—	140	—	—	140
Common stock purchased and retired	(69)	(1)	(515)	—	(1,610)	(2,125)
Foreign currency translation adjustment	—	—	—	(116)	—	(116)
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(109)	—	(109)
Common stock dividends	—	—	—	—	(3,076)	(3,076)
Net income	—	—	—	—	8,168	8,168
Balance at December 31, 2006	3,944	$ 39	$ —	$ (720)	$ 36,796	$ 36,115

See accompanying notes to financial statements.

training and other customer service in support of the use of UTMD's solutions, attending clinical meetings and medical trade shows, processing orders and funding GPO fees. Because UTMD sells internationally through third party distributors, its S&M expenses are predominantly for U.S. business activity where it sells directly to clinical users. The largest component of S&M expenses is the cost of directly employing representatives that provide customer support coverage across the U.S. As a percent of total sales, S&M operating expenses were 7.9% in 2006, 8.0% in 2005 and 8.5% in 2004. In 2007, UTMD intends to continue to manage S&M expenses to less than 9% of total sales.

ii) R&D expenses — R&D expenses include the costs of investigating clinical needs, developing innovative concepts, testing concepts for viability, validating methods of manufacture, completing premarketing regulatory documentation and other activities required for design control, responding to customer requests for product enhancements, and assisting manufacturing engineering on an ongoing basis in developing new processes or improving existing processes. As a percent of sales, R&D expenses were 1.1% in 2006 compared to 1.2% in 2005 and 1.1% in 2004. In 2007, UTMD will opportunistically invest in R&D in order to reinvigorate its product development pipeline.

iii) G&A expenses — G&A expenses include the "front office" functional costs of executive management, finance and accounting, corporate information systems, human resources, shareholder relations, risk management, protection of intellectual property, and legal costs. Starting in 2006, G&A expenses also included estimated stock option compensation expense, which was $140, as required by new accounting rules. In addition to employing the personnel required to coordinate or manage those "front office" functions, G&A expenses include outside director fees and costs, outside legal counsels' and litigation experts' fees, independent accounting audit fees including auditing for internal controls under SOX 404, 401(k) Plan administration, NASDAQ exchange fees, write-offs of uncollectible receivables, general business insurance and corporate contributions to charitable organizations. Aggregate G&A expenses as a percent of sales were 9.5% in 2006, 14.4% in 2005 and 12.3% in 2004. G&A expenses excluding all litigation expenses were 8.7%, 8.4% and 9.1% of sales in 2006, 2005 and 2004, respectively, which may provide a clearer comparison of G&A expense ratios. Total litigation expenses in the three years of 2004-2006 were $2,728, of which the expenses associated with the unwarranted FDA lawsuit were $2,453. The $275 balance was due to expenses associated with defense or prosecution of patent infringement claims. There were no litigation expenses during the three years related to product liability. UTMD plans to hold G&A expenses at a level about 9% of 2007 sales, excluding any currently unexpected significant litigation costs.

iv) Other operating income — Other operating income in 2004 resulted from UTMD's patent infringement victory over Tyco. In January 2004, the Company received a payment of $30,944 in damages and interest resulting from a 2002 District Federal Court judgment, and a post judgment settlement. The Company recognized other operating income of $6,060 in first quarter 2004 and $23,992 (net of expenses) in fourth quarter 2003. In 2007, an unexpected favorable result would occur if the government does the right thing and accepts UTMD's claims for damages for the FDA's abuse of process in 2001-2005.

d) Non-operating Income, Non-operating Expense and EBT – Non-operating income includes royalties from licensing UTMD's technology to other companies, rent from leasing underutilized property to others, income earned from investing the Company's excess cash and gains or losses from the sale of assets, offset by non-operating expenses which include interest expenses and bank fees. Non-operating income was $1,582 in 2006, $977 in 2005 and $798 in 2004. The significant increase in 2006 resulted from capital gains, corporate dividends and interest from UTMD investing its excess cash which exceeded 2005. Royalties received were $450 in all three years, which came from one source. The licensed patents for which the royalties were received are due to expire in mid-2008. In 2006, UTMD paid $255 for interest compared to $10 in 2005 and none in 2004. The interest in 2006 and 2005 resulted from borrowing €4.5 million ($5,336) in December 2005 to facilitate the repatriation in 2005 of profits generated by UTMD's Ireland operations since 1996. UTMD expects interest expense of about $258 in 2007 as a result of the Ireland note payable. Although average loan balances will be lower in 2007, the interest rate will be higher and UTMD expects the average conversion rate of the USD from the Euro will be weaker than in 2006, resulting in about the same amount of USD interest. Management expects 2007 non-operating income will be about $360 lower in 2007 than in 2006 because the Company's cash is now invested solely in short-term money market instruments. In 2006, UTMD realized $520 in capital gains when liquidating its investments in equities. The actual amount of 2007 non-operating income may be even lower if UTMD utilizes excess cash for an acquisition, unexpected litigation costs or substantial share repurchases.

Earnings before income taxes (EBT) result from adding UTMD's non-operating income to its operating profits. EBT was $12,418 in 2006 compared to $10,214 in 2005 and $16,117 in 2004. EBT margin is EBT divided by total sales. UTMD's EBT margin was 43.2%, 36.9% and 60.9% in 2006, 2005 and 2004, respectively. Excluding the Tyco income, the 2004 EBT margin would have been 38.0%, which management believes is a better indicator of EBT in that year. Given 2007 projections as previously noted, management is targeting 2007 EBT about the same as 2006, as the expected lower non-operating income will be offset by higher consolidated operating profits.

e) Net Income, EPS and ROE – Net income is EBT minus income taxes, often called the "bottom line." Net income was $8,168, $7,547 and $10,220 in 2006, 2005 and 2004, respectively. The effective income tax rate was 34.2%, 26.1% and 36.6%, respectively. The significantly lower income tax

CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)

Years ended December 31,	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 8,168	$ 7,547	$ 10,220
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	634	676	809
Gain on investments	(1,375)	(70)	(52)
Provision for (recovery of) losses on accounts receivable	29	(4)	3
(Gain) loss on disposal of assets	—	(5)	5
Deferred income taxes	118	(129)	75
Stock-based compensation expense	140	—	—
Tax benefit attributable to exercise of stock options	2,450	936	446
(Increase) decrease in:			
Accounts receivable	(37)	(51)	(226)
Accrued interest and other receivables	709	(770)	(191)
Inventories	35	(573)	437
Prepaid expenses and other current assets	1	(13)	(43)
Litigation receivable	—	—	24,884
Increase (decrease) in:			
Accounts payable	74	81	312
Accrued expenses	(92)	(1,175)	(9,220)
Net cash provided by operating activities	10,853	6,451	27,459
Cash flows from investing activities:			
Capital expenditures for:			
Property and equipment	(334)	(345)	(411)
Intangible assets	—	—	(10)
Purchases of investments	(6,600)	(10,600)	(22,103)
Proceeds from the sale of:			
Investments	4,306	9,045	8,202
Property and equipment	—	5	—
Net cash paid in acquisition	—	—	(1,012)
Net cash used in investing activities	(2,628)	(1,895)	(15,334)
Cash flows from financing activities:			
Proceeds from issuance of common stock—options	627	858	1,111
Common stock purchased and retired	(2,094)	(8,604)	(10,692)
Common stock purchased and retired—options	(2,700)	(833)	(6)
Proceeds from note payable	—	5,336	—
Repayments of note payable	(1,057)	—	—
Dividends paid	(2,902)	(2,445)	(1,331)
Net cash used in financing activities	(8,126)	(5,687)	(10,918)
Effect of exchange rate changes on cash	(191)	16	(151)
Net increase (decrease) in cash and cash equivalents	(92)	(1,116)	1,056
Cash at beginning of year	703	1,818	762
Cash at end of year	$ 610	$ 703	$ 1,818

Supplemental Disclosure of Cash Flow Information

	2006	2005	2004
Cash paid during the year for:			
Income taxes	$ 1,866	$ 2,915	$ 14,294
Interest	255	10	—

See accompanying notes to financial statements.

During 2004, the Company purchased all of the outstanding stock of Abcorp Medical, Inc. The Company paid cash and recorded net assets from the acquisition as follows:

Cash	$ 11
Accounts receivable	127
Inventory	25
Prepaid insurance	19
Equipment, net	16
Accounts payable	(96)
Accrued expenses	(25)
Goodwill	946
Total cash paid	1,023
Less cash received	(11)
Net cash investment	$ 1,012

provision in 2005 was a result of The American Jobs Creation Act of 2004 (the Act) enacted in October 2004 which allowed a temporary tax deduction on repatriated foreign earnings accomplished in 2005. Prior to 2005, UTMD included a deferred tax liability in reported results, anticipating that profits generated by its Ireland facility would eventually be repatriated, triggering U.S. income taxes. Also, UTMD recorded a favorable deferred tax liability adjustment after the conclusion of an IRS audit in 3Q 2005. These were non-recurring tax benefits limited to the year 2005 which provided the much lower tax provision in that year. Other year to year fluctuations in the tax rate may result from: 1) variations in profits of the Ireland subsidiary which is taxed at a 10% rate on exported manufactured products and a 25% rate on rental income; 2) extraterritorial income (ETI) exclusions; 3) higher marginal tax rates for EBT above $10 million; and 4) other factors such as R&D tax credits. Management expects the consolidated income tax rate to increase in 2007 because the ETI exclusion has been repealed.

UTMD's net income expressed as a percentage of sales was 28.4%, 27.3% and 38.6% for years 2006, 2005 and 2004, respectively. UTMD's profitability has consistently ranked in the top performance tier of all U.S. publicly-traded companies, and has been a primary driver for UTMD's past excellent returns on shareholders' equity (ROE).

Earnings per share (EPS) is net income divided by the number of shares of stock outstanding (diluted to take into consideration stock option awards which are "in the money," i.e., have exercise prices below the applicable period's weighted average market value). Diluted EPS were $2.02, $1.80 and $2.19 in 2006, 2005 and 2004, respectively. UTMD's EPS has grown at an annually compounded rate of 17% per year during the nine years since 1997.


40
30
20
10
0
02
03
04
05
06
80
60
40
20
0
02
03
04
05
06

YEAR-END INSTITUTIONAL OWNERSHIP
(percent of total ownership)

RETURN ON EQUITY
(percent)
Dividends paid

The end of 2006 weighted average number of diluted common shares (the number used to calculate diluted EPS) were 4,043 (in thousands) compared to 4,192 shares in 2005 and 4,675 shares in 2004. Dilution for "in the money" unexercised options for the year 2006 was 100 (in thousands) shares compared to 230 in 2005 and 276 in 2004. The total number of options outstanding at year-end 2006 declined 58% from year-end 2005. Dilution decreased in 2006 from 2005 because the average number of options outstanding decreased substantially, even though a higher average share price in the stock market increased the dilution effect of each option. Actual outstanding common shares as of December 31, 2006 were 3,944,000.

Return on shareholders' equity (ROE) is the portion of net income retained by UTMD (after payment of dividends) to internally finance its growth, divided by the average accumulated shareholders' equity during the applicable time period. ROE includes balance sheet measures as well as income statement measures. ROE in 2006 was 15% (24% before dividends), the same as in 2005. Compared to 2005 and 2004, ROE in 2006 was helped by lower litigation costs. A higher net profit margin in 2006 was offset by higher dividends to shareholders and lower financial leverage. Asset turns remained about the same. ROE in 2005 was 15% (22% before dividends) and 24% (28% before dividends) in 2004. The 2004 ROE was aided by Tyco patent infringement damages. UTMD's ROE (before dividends) has averaged 32% per year over the last 21 years. This ratio determines how fast the Company can afford to grow without diluting shareholder interests. For example, a 30% ROE will financially support 30% annual growth in revenues without issuing more stock.

Looking forward, unless UTMD utilizes its cash to make an acquisition or repurchase shares, 2007 ROE will be lower than 2006 because net profitability is projected to remain about the same while average shareholders' equity and dividends increase and asset turns and financial leverage decrease. Retaining a high cash balance which returns only about 5% dilutes overall ROE.

Liquidity and Capital Resources

Cash Flows – Net cash provided by operating activities, including adjustments for depreciation and other non-cash operating expenses, along with changes in working capital and the tax benefit attributable to exercise of employee incentive stock options, totaled $10,853 in 2006 compared to $6,451 in 2005 and $27,459 in 2004. Compared to 2005, net cash provided by operating activities was enhanced in 2006 by an increase of $621 in net profits, a substantial tax benefit of $2,450 from the exercise of employee options (compared to $936 in 2005 and $446 in 2004) and excellent balance sheet management by decreasing inventories, receivables and other current assets in the presence of higher sales activity. In 2004, the major contributor was a receivable of about $25 million from Tyco International for patent infringement.

Management's Discussion and Analysis, continued

The Company's use of cash for investing activities was primarily as a result of purchases of liquid investments, in an effort to maximize returns on excess cash balances while maintaining safety and liquidity. UTMD expended $6,600 in 2006 on such purchases, compared to $10,600 in 2005 and $22,103 in 2004. In 2006, UTMD received $4,306 from selling short-term investments, compared to $9,045 in 2005 and $8,202 in 2004. No cash acquisitions were made in 2006 or 2005. UTMD invested $1,012 in second quarter 2004 to acquire Abcorp, Inc., its vendor for fetal monitoring belts. Please see the table under Supplemental Disclosure of Cash Flow Information for more detail of the Abcorp assets purchased.

In 2006, UTMD received $627 and issued 155,823 shares of stock upon the exercise of employee and director stock options. Employees and directors exercised a total of 324,548 option shares in 2006, with 168,725 shares immediately being retired as a result of the individuals trading the shares in payment of the exercise price of the options and related tax withholding subject to statutory limitations. UTMD paid $2,700 in 2006 to meet tax withholding requirements on options exercised. UTMD repurchased 68,565 shares of stock in the open market at a cost of $2,094 during 2006. Option exercises in 2006 were at an average price of $10.50 per share. Share repurchases in the open market were at an average cost of $31.00 per share, including commissions and fees. In comparison, in 2005 UTMD received $858 from issuing 123,478 shares of stock on the exercise of employee and director stock options, including 83,655 shares retired upon employees and directors trading those shares in payment of the stock option exercise price and related tax withholding. In 2004, the Company received $1,111 from issuing 117,482 shares of stock on the exercise of employee and director stock options, including 5,426 shares retired upon employees trading those shares in payment of the stock option exercise price.

In December 2005, UTMD's foreign subsidiary borrowed €4.5 million ($5,336) to finance repatriation (from Ireland to the U.S.) of profits achieved since 1996 under The American Jobs Creation Act of 2004. UTMD did not borrow during 2006 or 2004. In 2006, UTMD made repayments of $1,057 on the Ireland note. Although UTMD has not borrowed under its revolving line of credit since it paid off the balance in 2003, the line of credit is used to guarantee the current Ireland loan in order to achieve the most favorable credit terms.

Management believes that future income from operations and effective management of working capital will provide the liquidity needed to finance internal growth plans. Planned 2007 capital expenditures are expected to be less than $600 to keep facilities, equipment and tooling in good working order.

In addition, UTMD may use cash in 2007 for selective infusions of technological, marketing or product manufacturing rights to broaden the Company's product offerings; for continued share repurchases if the price of the stock becomes undervalued; and if available for a reasonable price, acquisitions that may strategically fit UTMD's business and are accretive to performance. The revolving line of credit will continue to be available for liquidity when the timing of acquisitions or repurchases of stock require a large amount of cash in a short period of time not otherwise available from existing cash and investment balances.

In summary, management plans to utilize cash not needed to support normal operations in one or a combination of the following: 1) to make investments in new technology and/or processes; 2) to acquire a product line that will augment revenue growth and better utilize UTMD's existing infrastructure; and/or 3) to repurchase UTMD shares in the open marketplace.

Management's Outlook

In summary, in 2007 UTMD plans to:

1) retain the significant U.S. market shares of key products and continue growth of newer products;

2) add proprietary products helpful to clinicians through internal new product development;

3) continue to disproportionately increase international sales;

4) make effective adjustments to intracompany manufacturing operations to minimize consolidated manufacturing costs;

5) continue outstanding overall financial operating performance;

6) look for new acquisitions to augment sales growth; and

7) utilize current cash balances in shareholders' best long-term interest.


5
4
3
2
1
0
02
03
04
05
06

YEAR-END SHARES OUTSTANDING
(millions of shares)

The reliability and performance of UTMD's products is high and represent significant clinical benefits while providing minimum total cost of care. Physicians do care about the well-being of their patients, but their time is limited to evaluate choices, and they have hospital administrators to deal with who often look at the initial price of a product without understanding the total cost of care which includes risk of unwanted complications and unnecessary utilization.

In the U.S., UTMD will continue to leverage its reputation as an innovator which will responsively take on challenges to work with physicians who use its products in specialty hospital areas, or outside the hospital in their office practices. Internationally, where UTMD must depend on the knowledge, focus, relationships and energy of independent distributors, management will continue to closely monitor performance and recruit needed business partners.

UTMD will continue to focus on differentiating itself, especially from commodity-oriented competitors. UTMD is small, but its employees are experienced and diligent in their work. Our passion is in providing innovative clinical solutions that will help reduce health risks for women and their babies. The Company has a defined focus and does not seek revenue growth as its primary motivation. We fundamentally seek to do an excellent job in meeting our customers' and their patients' needs, and provide our shareholders with excellent returns.

Looking back five years from the end of 2006 to the end of 2001, UTMD's EPS have increased 77% while the year-ending share price has more than doubled (up 142%). In comparison, the NASDAQ Composite, S&P 500 Index and DJIA indices were all up only about 24% over that same time span. Over the most recent five year period, UTMD's share price appreciated six times the rate of increase of the major indices, providing long-term shareholders with excellent returns.

In 2006, while the year-ending share price only increased 3%, UTMD increased dividends per share paid to shareholders by 21%, and decreased outstanding unexercised options by 58%. Diluted shares outstanding declined about 4%. This was achieved in 2006 by UTMD again demonstrating a high positive cash flow by meeting its operational goals, managing working capital effectively and keeping new capital expenditures below the rate of depreciation of existing assets. UTMD's balance sheet is strong enough to be able to finance a substantial acquisition in 2007 without issuing stock, should an attractive one become available. In considering acquisitions, UTMD looks to acquire successful companies, products or technologies that will enhance its specialist focus, but not significantly increase its business risk and not dilute its financial performance.

Critical Accounting Policies and Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Management has identified the following as the Company's most critical accounting policies which require significant judgment and estimates. Although management believes its estimates are reasonable, actual results may differ from these estimates under different assumptions or conditions.

- **Allowance for doubtful accounts:** The majority of the Company's receivables are with hospitals and medical device distributors. Although the Company has historically not had significant write-offs of bad-debt, the possibility exists, particularly with foreign customers where collection efforts can be difficult or in the event of widespread U.S. hospital bankruptcies.
- **Inventory valuation reserves:** The Company strives to maintain a good balance of inventory to 1) meets its customer's needs while 2) not tying-up an unnecessary amount of the Company's resources increasing the possibility of, among other things, obsolescence. The Company believes its method of reviewing actual and projected demand for its existing inventory allows it to arrive at a fair inventory valuation reserve. While the Company has historically not had significant inventory write-offs, the possibility exists that one or more of its products may become unexpectedly obsolete for which a reserve has not previously been created. The Company's historical write-offs have not been materially different from its estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004. Dollar amounts are in thousands except per share amounts and where noted.

NOTE 1. Summary of Significant Accounting Policies

Organization – Utah Medical Products, Inc. and its wholly owned subsidiaries, principally Utah Medical Products Ltd., which operates a manufacturing facility in Ireland, and Columbia Medical, Inc., (the Company) are in the business of producing specialized devices for the healthcare industry. The Company's broad range of products includes those used in critical care areas and the labor and delivery departments of hospitals, as well as outpatient clinics and physicians' offices. Products are sold in both domestic U.S. and international markets.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes it has considered and disclosed all relevant information in making its estimates that materially affect reported performance and current values.

Principles of Consolidation – The consolidated financial statements include those of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents – For purposes of the consolidated statement of cash flows, the Company considers cash on deposit and short-term investments with original maturities of three months or less to be cash and cash equivalents.

Investments – The Company classifies its investments as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in operations; unrealized holding gains and losses are reported as a separate component of accumulated other comprehensive income. Declines in fair value below cost that are other than temporary are included in operations. As of December 31, 2006, all of the Company's investments are held in Fidelity Cash Reserves (FDRXX).

Concentration of Credit Risk – The primary concentration of credit risk consists of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations as reflected by its reserves.

The Company's customer base consists of hospitals, medical product distributors, physician practices and others directly related to healthcare providers, as well as other manufacturing companies. Although the Company is affected by the well-being of the global healthcare industry, management does not believe significant trade receivable credit risk exists at December 31, 2006.

The Company maintains its cash in bank deposit accounts, in addition to Fidelity Investments accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to a significant credit risk on cash and cash equivalent balances.

Accounts Receivable – Accounts receivable are amounts due on product sales and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are past the due date. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions (see note 2).

Inventories – Finished products, work-in-process, raw materials and supplies inventories are stated at the lower of cost (computed on a first-in, first-out method) or market (see note 2).

Property and Equipment – Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and units-of-production methods over estimated useful lives as follows:

Building and improvements	30-40 years
Furniture, equipment and tooling	3-10 years

Long-Lived Assets – The Company evaluates its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Intangible Assets – Costs associated with the acquisition of patents, trademarks, license rights and non-compete agreements are capitalized and are being amortized using the straight-line method over periods ranging from 5 to 17 years. UTMD's goodwill is tested for impairment annually, in the fourth quarter of each year, using a fair value measurement test, in accordance with SFAS 142. UTMD would also perform an impairment test, between annual tests, if circumstances changed that would more than likely reduce the fair value of goodwill below its net book value. If UTMD determined that its goodwill were impaired, a second step would be completed to measure the amount of the impairment loss. UTMD does not expect its goodwill to become impaired in the foreseeable future (see note 2).

Loans to Related Parties – The Company has not made loans to related entities including employees, directors, shareholders, suppliers or customers, nor does it guarantee the debt of related entities.

Revenue Recognition – The Company recognizes revenue at the time of shipment as title generally passes to the customer at the time of shipment. Revenue recognized by UTMD is based upon documented arrangements and fixed contracts in which the selling price is fixed prior to completion of an order. Revenue from product and service sales is generally recognized at the time the product is shipped or service completed and invoiced, and collectibility is reasonably assured. There are circumstances under which revenue may be recognized when product is not shipped, which meet the criteria of SAB 104: the Company provides engineering services, for example, design and production of manufacturing tooling that may be used in subsequent UTMD manufacturing of custom components for other companies. This revenue is recognized when UTMD's service has been completed according to a fixed contractual agreement.

Income Taxes – The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," whereby deferred taxes are computed under the asset and liability method.

Legal Costs – The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. The Company maintains a reserve for legal costs which are probable and estimated based on its previous experience. The reserve for legal costs at December 31, 2006 and 2005 was $66 and $125, respectively (see note 2).

Earnings per Share – The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of earnings per common share assuming dilution is based on the weighted average number of shares outstanding during the year plus the weighted average common stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the year.

The shares (in thousands) used in the computation of the Company's basic and diluted earnings per share are reconciled as follows:

	2006	2005	2004
Weighted average number of shares outstanding—basic	3,943	3,962	4,399
Dilutive effect of stock options	100	230	276
Weighted average number of shares outstanding, assuming dilution	4,043	4,192	4,675

Stock-Based Compensation – At December 31, 2006, the Company has stock-based employee compensation plans, which are described more fully in note 9. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R, *Share-Based Payment*, using the modified prospective method. This statement requires the Company to recognize compensation cost based on the grant date fair value of options granted to employees and directors. In 2006, the Company recognized $140 in compensation cost related to adoption of the statement. Prior to December 31, 2005, the Company accounted for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, and had adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Accordingly, no compensation cost was recognized in the financial statements prior to 2006, as all options granted under those plans had exercise prices equal to or greater than the market value of the underlying common stock on the date of grant.

A comparison of reported net income for the last three years, and pro forma net income for 2005 and 2004, including effects of expensing stock options, follows.

	Years ended December 31,		
	2006	2005	2004
Net income as reported	$ 8,168	$ 7,547	$ 10,220
Earnings per share, as reported			
Basic	2.07	1.91	2.32
Diluted	2.02	1.80	2.19
Stock option expense included in calculation of net income	140	—	—
Pro forma effects			
Stock option expense not included in net income, net of related tax effects		$ 869	$ 388
Net income on a pro forma basis		6,678	9,832
Earnings per share on a pro forma basis			
Basic		1.69	2.24
Diluted		1.59	2.10

On May 6, 2005 the Compensation and Option Committee of the Board accelerated the vesting of certain unvested stock options awarded to employees, officers and directors under the Company's stock option plans, which had exercise prices that were under water as of market close May 5, 2005.

Options to purchase 124,800 shares become fully exercisable on December 1, 2005 as a result of the vesting acceleration. Exercise prices of the options accelerated are $24.02 and $25.59 per share. These options previously became fully vested on October 1, 2007 and January 1, 2008. The Company took this action to avoid an accounting charge (as compensation expense) for these options starting in 2006, as required by FAS 123R. The increase in pro forma compensation expense in 2005, as shown above, is a result of the vesting acceleration.

Translation of Foreign Currencies – Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Reclassifications – This report reclassifies $453 from note payable to current portion of note payable on the balance sheet at December 31, 2005 to reflect minimum required principal payments on the note during 2006.

NOTE 2. Detail of Certain Balance Sheet Accounts

	December 31,	
	2006	2005
Accounts and other receivables:		
Accounts receivables	$ 3,607	$ 3,542
Income tax receivable	212	783
Accrued interest and other	28	166
Less allowance for doubtful accounts	(101)	(73)
	$ 3,746	$ 4,418
Inventories:		
Finished products	$ 1,002	$ 1,058
Work-in-process	984	657
Raw materials	1,051	1,590
	$ 3,037	$ 3,305

	December 31,	
	2006	2005
Other intangible assets:		
Patents	$ 1,896	$ 2,025
License rights	293	293
Trademarks	224	224
Non-compete agreements	175	175
	2,588	2,717
Accumulated amortization	(2,334)	(2,284)
	$ 254	$ 433
Accrued expenses:		
Income taxes payable	$ 36	$ 45
Payroll and payroll taxes	948	949
Reserve for litigation costs	66	125
Dividends payable	829	658
Other	462	641
	$ 2,341	$ 2,418

NOTE 3. Investments

The Company's investments, classified as available-for-sale consist of the following:

	December 31,	
	2006	2005
Investments, at cost	$ 20,439	$ 16,571
Equity securities:		
Unrealized holding gains	—	298
Unrealized holding (losses)	—	(119)
Investments, at fair value	$ 20,439	$ 16,750

Changes in the unrealized holding gain on investment securities available-for-sale and reported as a separate component of accumulated other comprehensive income are as follows:

	December 31,	
	2006	2005
Balance, beginning of year	$ 109	$ 176
Gross unrealized holding gains, net of (losses), in equity securities	(179)	(110)
Deferred income taxes on unrealized holding gain	70	43
Balance, end of year	$ —	$ 109

During 2006, 2005 and 2004, UTMD had proceeds from sales of available-for-sale securities of $4,306, $9,045 and $8,202, respectively, and associated realized gains of $1,375, $70 and $52, respectively. UTMD uses the specific identification method to calculate its realized gains.

NOTE 4. Property and Equipment

Property and equipment consists of the following:

	December 31, 2006	December 31, 2005
Land	$ 1,072	$ 1,028
Buildings and improvements	9,216	8,631
Furniture, equipment and tooling	14,141	13,781
Construction-in-progress	115	179
	24,544	23,619
Accumulated depreciation and amortization	(16,213)	(15,459)
	$ 8,331	$ 8,160

Included in the Company's consolidated balance sheet are the assets of its manufacturing facilities in Utah, Oregon and Ireland. Property and equipment, by location, are as follows:

December 31, 2006	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 451	$ 1,072
Building and improvements	4,431	32	4,753	9,216
Furniture, equipment and tooling	11,994	1,261	886	14,141
Construction-in-progress	112	3	—	115
Total	17,158	1,296	6,090	24,544
Accumulated depreciation	(13,147)	(1,277)	(1,789)	(16,213)
Property and equipment, net	$ 4,011	$ 19	$ 4,301	$ 8,331

December 31, 2005	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 407	$ 1,028
Building and improvements	4,236	32	4,363	8,631
Furniture, equipment and tooling	11,750	1,251	781	13,782
Construction-in-progress	179	—	—	179
Total	16,786	1,283	5,551	23,619
Accumulated depreciation	(12,672)	(1,274)	(1,513)	(15,459)
Property and equipment, net	$ 4,114	$ 9	$ 4,038	$ 8,160

NOTE 5. Long-term Debt

In December 2005 the Company borrowed €4.5 million ($5,336) from the Bank of Ireland to finance repatriation of profits achieved since 1996 under The American Jobs Creation Act of 2004. The loan term is 10-years at an interest rate of 0.70% plus the bank's money market rate, which is a total of the bank's cost of funds and cost of liquidity. The balance on the note at December 31, 2006 was $4,824 (€3,672).

The following table shows estimated minimum required amortization of the note during the next five years using the current interest rate of 4.71%, starting with a December 31, 2006 balance of $4,824:

Year	Payments	Interest	Principal	Ending Balance
2007	$ 659	$ 219	$ 441	$ 4,384
2008	659	197	462	3,922
2009	659	175	484	3,438
2010	659	152	508	2,930
2011	659	127	532	2,398
Thereafter	2,637	239	2,398	—
Total	$ 5,933	$ 1,109	$ 4,824	

NOTE 6. Line of Credit

The Company has an unsecured bank line-of-credit agreement with U.S. Bank which allows the Company to borrow up to a fixed maximum amount of $8,000 at an interest rate equal to the bank's one-month LIBOR rate plus 1.25%. The line-of-credit-balance matures on May 31, 2008 and had an outstanding balance of $0 at both December 31, 2006 and 2005. The principal financial loan covenants are a restriction on the total amount available for borrowing to 1.25 times the last twelve months' EBITDA, and a requirement to maintain a net worth in excess of $18.5 million, which at the end of 2006 and 2005 was $36,115 and $32,857, respectively. U.S. Bank also guarantees the Bank of Ireland loan through a letter of credit arrangement at an interest rate of 1.25%.

NOTE 7. Commitments and Contingencies

Contractual Obligations and Contingent Liabilities and Commitments – The following is a summary of UTMD's significant contractual obligations and commitments as of December 31, 2006:

Contractual Obligations and Commitments	Total	2007	2008-2009	2010-2011	2012 and thereafter
Long-term debt obligations	$ 5,966	$ 663	$ 1,326	$ 1,326	$ 2,651
Operating lease obligations	952	68	75	75	734
Purchase obligations	1,293	1,293	—	—	—
Total	$ 8,211	$ 2,024	$ 1,401	$ 1,401	$ 3,385

Operating Leases – The Company has a lease agreement for land adjoining its Utah facility for a term of forty years commencing on September 1, 1991. On September 1, 2001 and subsequent to each fifth lease year, the basic rental was and will be adjusted for published changes in a price index. The Company also leases its CMI building in Oregon under a one-year, non-cancelable operating lease. Rent expense charged to operations under these operating lease agreements was approximately $107, $107 and $107 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments under its lease obligations as of December 31, 2006 were as follows:

Years ending December 31:	Amount
2007	$ 68
2008	37
2009	38
2010	37
2011	38
Thereafter	734
Total future minimum lease payments	$ 952

Purchase Obligations – The Company has obligations to purchase raw materials for use in its manufacturing operations. The Company has the right to make changes in, among other things, purchase quantities, delivery schedules and order acceptance.

Product Liability – The Company is self-insured for product liability risk. "Product liability" is an insurance industry term for the cost of legal defense and possible damages awarded as a result of use of a company's product during a procedure which results in an injury of a patient. The Company maintains a reserve for product liability litigation and damages consistent with its previous long-term experience. Actual product liability litigation costs and damages during the last three reporting years have been immaterial, which is consistent with the Company's overall history.

The Company absorbs the costs of clinical training and troubleshooting in its on-going operating expenses.

Warranty Reserve – UTMD maintains a warranty reserve to provide for estimated costs which are likely to occur. The amount of this reserve is adjusted, as required, to reflect its historical experience. The following table summarizes changes to UTMD's warranty reserve during 2006:

Beginning balance, January 1, 2006	$ 60
Changes in warranty reserve during 2006:	
Aggregate reductions for warranty repairs	(3)
Aggregate changes for warranties issued during reporting period	16
Aggregate changes in reserve related to preexisting warranties	(13)
Ending balance, December 31, 2006	$ 60

Litigation – The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. There are two such lawsuits currently pending. The Company applies its accounting policy to accrue legal costs that can be reasonably estimated.

Irish Development Agency – In order to satisfy requirements of the Irish Development Agency in assisting the start-up of its Ireland subsidiary, the Company agreed to invest certain amounts and maintain a certain capital structure in its Ireland subsidiary. The effect of these financial relationships and commitments are reflected in the consolidated financial statements and do not represent any significant credit risk that would affect future liquidity.

NOTE 8. Income Taxes

Deferred tax assets (liabilities) consist of the following temporary differences:

	December 31			
	2006		2005	
	Current	Long-term	Current	Long-term
Inventory write-downs and differences due to UNICAP	$ 88	$ —	$ 84	$ —
Allowance for doubtful accounts	29	—	28	—
Accrued liabilities and reserves	188	24	290	(63)
Other	—	(216)	—	(53)
Depreciation and amortization	—	(116)	—	(89)
Unrealized investment gains	—	—	—	(70)
Earnings from subsidiary	—	—	—	—
Deferred income taxes, net	$ 305	$ (308)	$ 402	$ (274)

The components of income tax expense are as follows:

	Years ended December 31,		
	2006	2005	2004
Current	$ 4,049	$ 2,519	$ 5,822
Deferred	201	148	75
Total	$ 4,250	$ 2,667	$ 5,897

Income tax expense differed from amounts computed by applying the statutory federal rate to pretax income as follows:

	Years ended December 31,		
	2006	2005	2004
Federal income tax expense at the statutory rate	$ 4,222	$ 3,473	$ 5,480
State income taxes	410	337	806
ETI, foreign sales corporation and tax credits	(154)	(172)	(164)
Reversal of deferred tax for foreign subsidiary earnings, net of repatriation tax	—	(434)	—
Other	(228)	(537)	(225)
Total	$ 4,250	$ 2,667	$ 5,897

For the years ended December 31, 2006, 2005 and 2004, the Company reduced current income taxes payable and increased additional paid-in capital by $2,450, $936 and $446, respectively, for the income tax benefit attributable to sale by optionees of common stock received upon the exercise of stock options.

Stock-Based Compensation – As described in note 1, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R, *Share-Based Payment*, using the modified prospective method. This statement requires the Company to recognize compensation cost based on the grant date fair value of options granted to employees and directors. In 2006, the Company recognized $140 in compensation cost related to adoption of the statement. Prior to December 31, 2005, the Company accounted for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, and had adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Accordingly, no compensation cost was recognized in the financial statements prior to 2006, as all options granted under those plans had exercise prices equal to or greater than the market value of the underlying common stock on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended December 31,		
	2006	2005	2004
Expected dividend amount per quarter/annual yield	$ 0.2521	2.9%	0.7%
Expected stock price volatility	28.1%	39.7%	39.0%
Risk-free interest rate (weighted average)	5.0%	4.1%	3.7%
Expected life of options	5.3 years	5.1 years	6.2 years

The per share weighted average fair value of options granted during 2006, 2005 and 2004 is $7.29, $6.88 and $10.07, respectively.

NOTE 9. Options

The Company has stock option plans which authorize the grant of stock options to eligible employees, directors and other individuals to purchase up to an aggregate of 666,558 shares of common stock, of which 227,944 are outstanding as of December 31, 2006. All options granted under the plans are granted at current market value at date of grant, and may be exercised between six months and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring retention of competent directors, employees and executive personnel, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company. Changes in stock options were as follows:

	Shares	Price Range Per Share
2006		
Granted	14,600	$ 29.86 — $ 29.86
Expired or canceled	10,729	14.60 — 29.86
Exercised	324,548	6.50 — 25.59
Total outstanding at December 31	227,944	6.50 — 29.86
Total exercisable at December 31	191,010	6.50 — 25.59
2005		
Granted	27,900	$ 21.68 — $ 21.68
Expired or canceled	27,672	9.13 — 25.59
Exercised	207,133	6.50 — 25.59
Total outstanding at December 31	548,621	6.50 — 25.59
Total exercisable at December 31	491,070	6.50 — 25.59
2004		
Granted	164,100	$ 18.00 — $ 25.59
Expired or canceled	44,767	6.75 — 25.59
Exercised	122,908	6.50 — 17.71
Total outstanding at December 31	755,526	6.50 — 25.59
Total exercisable at December 31	554,727	6.50 — 24.02

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.50 – 15.01	68,650	3.08	$ 9.40	68,650	$ 9.40
17.71 – 24.02	70,032	7.28	20.50	46,498	20.95
25.59 – 29.86	89,262	7.42	26.23	75,862	25.59
$ 6.50 – 29.86	227,944	6.07	$ 19.40	191,010	$ 18.64

NOTE 10. Geographic Sales Information

The Company had sales in the following geographic areas:

Year	United States	Europe	Other
2006	$ 21,363	$ 3,888	$ 3,502
2005	21,301	3,501	2,891
2004	20,452	3,636	2,392

NOTE 11. Revenues by Product Category

The Company had revenues in the following product categories:

Product Category	2006	2005	2004
Obstetrics	$ 9,371	$ 9,774	$ 10,918
Gynecology/Electrosurgery/ Urology	6,106	5,397	5,142
Neonatal	7,073	6,475	4,134
Blood Pressure Monitoring and Accessories	6,203	6,046	6,292

NOTE 12. Other Operating Incomes

In January 2004, the Company received a payment of $30,944 in damages and interest resulting from a 2002 District Federal Court judgment and ensuing post judgment settlement relating to Tyco/Kendall • LTP's patent infringement. The Company recognized other operating income from that payment of $6,060 in first quarter 2004 and $23,992 in fourth quarter 2003.

NOTE 13. Product Sale and Purchase Commitments

The Company has license agreements for the rights to develop and market certain products or technologies owned by unrelated parties. The confidential terms of such agreements are unique and varied, depending on many factors relating to the value and stage of development of the technology licensed. Royalties on future product sales are a normal component of such agreements and are included in the Company's cost of goods sold on an ongoing basis.

The Company has in the past received and continues to receive royalties as a result of license agreements with unrelated companies that allow exclusive or nonexclusive rights to the Company's technology.

NOTE 14. Employee Benefit Plan

The Company has a contributory 401(k) savings plan for employees, who are at least 21 years of age, work 1,000 hours a year, and have a minimum of one year of service with the Company. The Company's contribution is determined annually by the board of directors. Company contributions were approximately $91, $92 and $92 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 15. Fair Value Financial Instruments

None of the Company's financial instruments, which are current assets and liabilities that could be readily traded, are held for trading purposes, except investments. Detail on investments is provided in note 3, above. The Company estimates that the fair value of all financial instruments at December 31, 2006, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying consolidated balance sheet.

NOTE 16. Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This statement clarifies the accounting for uncertainty in income tax positions. The provisions of FIN 48 will be effective for UTMD starting in First Quarter 2007, with the cumulative effect of the change, if material, recorded as an adjustment to opening retained earnings. Management is currently evaluating the impact of FIN 48 on the consolidated financial statements.

Forward-looking Information

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by management based on information currently available. When used in this document, the words "anticipate," "believe," "project," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties stated throughout the document. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause the forward statement not to come true as anticipated, believed, projected, expected or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, projected, estimated, expected or intended.

General risk factors that may impact the Company's revenues include: the market acceptance of competitive products; administrative practices of group purchasing organizations; obsolescence caused by new technologies; the possible introduction by competitors of new products that claim to have many of the advantages of UTMD's products at lower prices; the timing and market acceptance of UTMD's own new product introductions; UTMD's ability to efficiently and responsively manufacture its products, including the possible effects of lack of performance of suppliers; success in gaining access to important global distribution channels; budgetary constraints; the timing of regulatory approvals for newly introduced products; regulatory intervention in current operations; and third party reimbursement of healthcare costs of customers.

Negative factors that may adversely impact future performance include managed care reforms or hospital group buying agreements that may limit physicians' ability to choose certain products or procedures, new products introduced by other companies that displace UTMD's products, new product regulatory approval delays, changes in the Company's relationships with distribution partners, and loss of key personnel.

The length of time and number of administrative steps required in adopting new products for use in hospitals has grown substantially in recent years. As a potential negative factor to future performance, as UTMD introduces new products it believes are safer and more effective, it may find itself excluded from certain customers because of the existence of long-term supply agreements for existing products. UTMD may also be unable to establish viable relationships with other medical device companies that do have access to users but lack an interest in the Company's approach or present unreasonable burdens.

Risk factors, in addition to the risks outlined in the previous paragraph and elsewhere in this report that may impact the Company's assets and liabilities, as well as cash flows, include: risks inherent to companies manufacturing products used in healthcare, including claims resulting from the improper use of devices and other product liability claims; defense of the Company's intellectual property and infringement claims of others; productive use of assets in generating revenues; management of working capital, including inventory levels required to meet delivery commitments at a minimum cost; and timely collection of accounts receivable.

Additional risk factors that may affect non-operating income include: the continuing viability of the Company's technology license agreements; actual cash and investment balances; asset dispositions; and acquisition activities that may require external funding.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2006.

The Company's independent registered public accounting firm, Jones Simkins, P.C., has audited management's assessment of the Company's internal control over financial reporting as of December 31, 2006, and their report is shown on page 24.



Kevin L. Cornwell
Chief Executive Officer



Paul O. Richins
Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Utah Medical Products, Inc.

We have audited management's assessment, included in the accompanying report titled *Management's Report on Internal Control Over Financial Reporting,* that Utah Medical Products, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Utah Medical Products, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Utah Medical Products, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Utah Medical Products, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows of Utah Medical Products, Inc., and our report dated March 8, 2007 expressed an unqualified opinion.



Jones Simkins, P.C.
Logan, Utah
March 8, 2007

Corporate Information

Board of Directors

Kevin L. Cornwell
Chairman and CEO

James H. Beeson, Ph.D., M.D., FACOG
Professor and Chairman
The University of Oklahoma
College of Medicine, Tulsa
Department of Obstetrics and Gynecology

Ernst G. Hoyer
Retired, General Manager
Petersen Precision Engineering Co.

Barbara A. Payne, Ph.D.
Retired Consultant

Paul O. Richins
Principal Financial Officer

Officers

Kevin L. Cornwell
President and Secretary

Marcena H. Clawson
Vice President, Materials

Paul O. Richins
Chief Administrative Officer

Ben D. Shirley
Vice President,
Product Development and Quality Assurance

Jean P. Teasdale
Vice President, Manufacturing

Investor Information

CORPORATE HEADQUARTERS

Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

FOREIGN OPERATIONS

Utah Medical Products Ltd.
Athlone Business & Technology Park
Dublin Road
Athlone, County Westmeath
Ireland

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

AUDITORS

Jones Simkins, P.C.
Logan, Utah

CORPORATE COUNSEL

Kruse, Landa, Maycock & Ricks, L.L.C.
Salt Lake City, Utah

Arthur Cox, Solicitors
Dublin, Ireland

The Company has a Code of Ethics applicable to executive officers and outside directors and a Code of Conduct which applies to all employees. Both are available at our website: utahmed.com.

Corporate Stock


UTMD
NASDAQ
LISTED

The Company's common stock trades on the NASDAQ Global Market (symbol: UTMD). The following table sets forth the high and low sales price information as reported by NASDAQ for the periods indicated.

	2006		2005	
	High	Low	High	Low
First Quarter	$ 33.50	$ 28.33	$ 22.80	$ 20.06
Second Quarter	32.10	29.50	23.50	20.20
Third Quarter	33.10	28.25	24.88	22.80
Fourth Quarter	34.96	31.51	32.80	24.50

For shareholder information contact: Paul Richins, (801) 566-1200
Website: www.utahmed.com, e-mail: info@utahmed.com

Stock Performance Chart

The following chart compares what an investor's five-year cumulative total return (assuming reinvestment of dividends) would have been assuming initial $100 investments on December 31, 2001, for the Company's Common Stock and the two indicated indices. The Company's Common Stock trades on the NASDAQ Global Market.

Cumulative shareholder return data respecting the NASDAQ Stock Market (U.S. and Foreign) are included as the comparable broad market index. The peer group index is all NASDAQ Stocks with Standard Industrial Classification (SIC) codes 3840-3849, all of which are in the medical device industry. UTMD's primary SIC code is 3841.


FIVE-YEAR CUMULATIVE TOTAL RETURNS
Utah Medical Products, Inc.
NASDAQ U.S. and foreign
NASDAQ Stocks (SIC 3840-3849)
$300
$250
$200
$150
$100
$50
$0
$256
$162
$127
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06



Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047
www.utahmed.com
e-mail: info@utahmed.com

END